

July 21, 2023

Jonathan Klamkin
Chief Executive Officer
Aeluma, Inc.
27 Castilian Drive
Goleta, California 93117

> **Re: Aeluma, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 6, 2023**
> **File No. 333-273149**

Dear Jonathan Klamkin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed July 6, 2023

Executive Compensation, page 50

1. Please update the disclosure in this section. For example, revise this section to include compensation information for each of the company's last two completed fiscal years in a Summary Compensation Table. For guidance, see Item 402(n) of Regulation S-K. In addition, update the table on page 50 to present the information as of the end of the company's last completed fiscal year. As another example, expand the disclosure in the Compensation Paid to Directors section on page 51 to provide the compensation information of the directors for the company's last completed fiscal year. For guidance, see Item 402(r) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Louis Taubman, Esq.